                                                          Filed by MP3.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                                  Subject Company: MP3.com, Inc.
                                                     Commission File No. 0-26697


--------------------------------------------------------------------------------
CONFERENCE CALL INFORMATION
--------------------------------------------------------------------------------

        - Second quarter 2001 results conference call scheduled today at 1:30 p.m. PDT

        - Conference call open to all interested parties through a real-time audio webcast at the MP3.com corporate web site www.mp3.com/investor and at www.prnewswire.com

        - Conference call to be archived at www.mp3.com and at www.prnewswire.com through 6:00 p.m. PDT, Wednesday, August 29, 2001

        -       MP3.com investor relations web site: www.mp3.com/investor


                       MP3.COM REPORTS SECOND QUARTER 2001
                                FINANCIAL RESULTS

                  -   CONTINUED EPS IMPROVEMENT

                  -   POSITIVE PRO FORMA EBITDA OF $662,000

                  - COMPANY CONTINUES ITS LEAD IN CREATING INDUSTRY DEFINING TECHNOLOGY FOR THE DISTRIBUTION OF DIGITAL MUSIC

SAN DIEGO, CALIF. - AUGUST 1, 2001 - MP3.com, Inc. (Nasdaq: MPPP), the Internet's premier Music Service Provider (MSP), today reported total net revenues of $17.5 million for its second quarter ended June 30, 2001, compared with $21.8 million for the first quarter of 2001, and $20.2 million for the second quarter of 2000.

Pro forma net loss for the quarter was $1.6 million, or $0.02 per diluted share(1). This compares with pro forma net loss of $2.2 million, or $0.03 per diluted share, for the first quarter of 2001(2), and a pro forma net loss of $5.2 million, or $0.08 per diluted share, for the comparable quarter of 2000(3). On a GAAP basis, net loss for the second quarter ended June 30, 2001, was $11.6 million, or $0.17 per diluted share, compared with a net loss of $46.1 million, or $0.69 per diluted share, reported for the first quarter of 2001, and $177.1 million, or $2.71 per diluted share, for the second quarter of 2000.

"Results for the quarter continue to demonstrate MP3.com's business momentum and progress," stated Michael Robertson, chairman and chief executive officer for MP3.com. "We are extremely pleased to report that we achieved positive pro forma EBITDA of $662,000. By applying financial discipline, our second quarter financial results demonstrate our ability to maintain the balance between containing expenses and developing innovative revenue streams. Once again, our operating results reflect our commitment to key business initiatives and confidence in our strategic vision and leadership position in the digital music industry.

"The proposed merger announcement with Vivendi Universal signals a change in the overall organizational structure of our company and is consistent with our long-term goal of doing what is in the best interest of our shareholders," continued Robertson. "As we move forward, it is our intention to deploy our own initiatives and work closely with our growing network of label partners, as well as Vivendi Universal, to make available the enormous opportunities that MP3.com's technologies have to offer. One of our key areas of focus will be the continued development of more personalized premium services for consumers, labels, independent artists and businesses."

--------------------------------------------------------------------------------

     (1) Pro forma net loss and net loss per share calculations for the second quarter of 2001 include amortization of deferred compensation, but exclude amortization of goodwill and other intangible assets related to the MP3Radio.com L.L.C. acquisition, non-cash expenses that reflect the difference in amortization of prepaid multimedia royalty licenses using the straight line method versus the units of measure according to the terms of the license, legal costs related to the recovery of insurance proceeds, reserves taken against the company's strategic investment portfolio, a charge related to the class action and derivative shareholder lawsuits, and a charge related to acquisition costs specific to the proposed merger between MP3.com, Inc. and Vivendi Universal, S.A.

     (2) Pro forma net loss and net loss per share calculations for the first quarter 2001 include amortization of deferred compensation, but exclude amortization of goodwill and other intangible assets related to the MP3Radio.com L.L.C. acquisition, non-cash expenses that reflect the difference in amortization of prepaid multimedia royalty licenses using the straight line method versus the units of measure according to the terms of the license, and a charge related to the class action and derivative shareholder lawsuits.

     (3) Pro forma net loss and net loss per share calculations for the second quarter of 2000 include amortization of deferred compensation, but exclude non-operating minority interest losses in MP3Radio.com L.L.C., reserves taken against the company's strategic investment portfolio, and a charge for the estimated total costs related to copyright issues associated with the My.MP3 service including the lawsuits filed by major recording companies and other parties. Copyright issues also include but are not limited to publishing rights, non-major label content, legal and advisory fees.

SECOND QUARTER 2001 OPERATING HIGHLIGHTS

VIVENDI UNIVERSAL AND MP3.com TO COMBINE FORCES

During the second quarter, the proposed merger between MP3.com and Vivendi Universal was announced in a move to strengthen the digital distribution capacity and web audience of Vivendi Universal's online music initiative. Working together, MP3.com's scalable technology infrastructure will be available to power Vivendi Universal's distribution network for the delivery of digital music and other diverse content across multiple platforms. MP3.com represents a key acquisition for Vivendi Universal and is expected to strongly reinforce its digital efforts in the strategic areas of online music, subscriptions, branding, technology and content. It is expected that MP3.com will continue to function as a premier distributor of music content for all record labels and independent artists.

Representing one of the first projects between the two companies, it was also recently announced that MP3.com would provide the back-end technology for pressplay, the joint venture between Universal Music Group, a subsidiary of Vivendi Universal, and Sony Music Entertainment. Pressplay is expected to offer millions of music fans a broad catalog of music from top artists in multiple genres in addition to unique programming through its subscription service. In addition, MP3.com has become an affiliate of the pressplay online music subscription service.

Commenting on the proposed merger, Robin Richards, president of MP3.com, said, "MP3.com has the potential to be a key player in the expansion of Vivendi Universal's online digital music initiative. Our engineering and technology expertise creates a tremendous advantage for Vivendi Universal in shaping and expanding the future of the online music industry."

THE MP3.com BUSINESS

MP3.com is a technology leader in the delivery of online music and is recognized as one of the top worldwide Internet brands. During the second quarter, the company continued to focus its attention on generating new and innovative revenue streams, improving artist services, enhancing the consumer's experience with their digital music, and expanding its business and enterprise offerings.

NEW CONSUMER PRODUCTS

The PREMIER LISTENER SERVICE, also known as PLuS, was launched late in the quarter and represents MP3.com's first major push to monetize its consumer user base. The new subscription service offers two pricing levels: $2.99 per month or $29.99 annually giving consumers hundreds of thousands of songs from digital artists plus subscription channels and commercial CDs in a single, easy-to-use program. Consumers can now access many forms of their music collections in one convenient location.

NETCDs are MP3.com's online-only version of its popular DAM CD product and can be accessed through a user's My.MP3 account. Representing what the company believes to be the future of CDs, NetCDs are digitally delivered products that can be accessed from any Internet-enabled device.

A sister product to Back the Band, STATION SHOUTOUTS allow users to purchase a 30-character, linked message on any station page.

NEW ARTIST PRODUCTS

In the company's continuing effort to support digital artists and help them succeed in the Internet marketing environment, MP3.com created the COPYRIGHT WIZARD as a tool to file a copyright registration with the U.S. Copyright Office. Since its launch in June, hundreds of digital artists have taken advantage of this service.

Complementing the existing suite of features available through PROMO AUCTIONS, whereby artists and labels can gain additional exposure at MP3.com by bidding in online auctions to secure highly visible positioning throughout the web site, the company launched new auctions for email newsletters and MP3.com Messenger.

Throughout the quarter, MP3.com's MUSIC LICENSING PROGRAM witnessed a steady adoption by representatives of the media, including film, television, web sites, games, corporate sponsors and broadcast advertising. This new way to search, listen to and license music gives digital artists additional exposure and music supervisors a wealth of untapped talent.

BUSINESS AND ENTERPRISE OFFERINGS

Launched in early June, AUDIO HOSTING is MP3.com's B2B tool that leverages the company's already existing audio file storage and distribution system to stream high-quality audio content directly from MP3.com's servers via links on any web site. Subscribers upload their own audio files in mp3 format, and then the service provides hi-fi, lo-fi and download links for their content.

The MP3.com DEVELOPERS NETWORK is a resource created for developers and enlists their support in developing next-generation products and services to enable consumers to access MP3.com and their personal music content from any application, web page or device. In the second quarter, the company released its Music InterOperating System (Music IOS) with the MusicDB CD identification service for developers seeking to enhance their products with artist, track and title information.

MP3.com's PREMIUM PRODUCT SERVICE gives subscribing merchants and their products an extra marketing push gaining valuable exposure to their core audiences. Through this service, a merchant's product will receive featured placement on the web site in the hardware/software section, including a product graphic, as well as email marketing through MP3.com's hardware/software newsletter.

To provide the ultimate music experience for consumers, the company leveraged its My.MP3 technology and launched PROMOTIONAL NETCDs. Offering music incentives as added value to their product offerings, product partners such as Ericsson and McAfee are using this product to reach Internet consumers. Consumers that respond to these promotional offers receive a genre-based compilation CD of various MP3.com digital artists.

Record labels, movie studios, game companies and independent artists are gaining access to millions of MP3.com users through the use of the company's targeted email product, SINGLESERVING. Ubi Soft International, a global producer, publisher and international distributor of interactive entertainment products, used this email marketing tool to promote its game Myst III: Exile. To date, the song posted on MP3.com's web site, which is the same song in the game, has received nearly 160,000 promotional song plays.

to move forward during the quarter. BMS currently has over 1,000 contract locations and recently signed with Crows Nest Entertainment to take over the account management, sales and service of 550 Petco stores and 125 Rubio's restaurants reallocating the BMS staff's concentration to what it does best -- software and content development for businesses. The Radio Program increased the number of affiliate radio stations to 243 utilizing MP3.com's web tool and music charts. The company's syndicated radio shows air weekly on 123 stations with a combined consumer audience of over 11.4 million listeners per week.

INTERNATIONAL EXPANSION

In Europe, MP3.com posted a 16 percent increase quarter-over-quarter in artists; songs grew 19 percent and the number of emailable customers increased by 13 percent, demonstrating the company's continuing popularity overseas. During the second quarter, the company worked with two technology giants, Microsoft and Ericsson, to provide integrated marketing campaigns featuring the use of email and site advertising, as well as specialized messaging to MP3.com users in selected European markets using RDB cookie site advertising and targeted email.

Following the recent launch of our Asian Group and the introduction of japan.mp3.com, MP3.com established strategic relationships with four new Japanese record labels and their publishers making additional content available to music fans and bringing popular Japanese music groups to the site including heavy-metal, pop and rock acts.

KEY METRICS

As announced last quarter, the company's key metrics will focus on the number of artists on the web site, number of songs to date, and the number of listens.

      - The total number of approved artists rose to more than 165,000, an increase of more than 9 percent over the first quarter and over double the number of artists reported in the second quarter of 2000.

      - The number of listens, which consists of songs delivered online, either played or saved, was over 169 million, slightly below the 174 million reported for the first quarter of 2001. When compared to the same period one year ago, listens increased approximately 70 percent year-over-year.

      - During the quarter, MP3.com achieved a significant milestone as it exceeded the million-song level with total approved songs ending the quarter at 1,095,050. Artists continue to select MP3.com as their primary choice in promoting their music online.

QUARTERLY CONFERENCE CALL

Information not covered in this press release may be discussed in our quarterly conference call scheduled for 1:30 p.m. PDT today. To listen to MP3.com's quarterly conference call covering its second quarter 2001 financial and operating results, interested parties can access a real-time audio web broadcast at the MP3.com corporate web site at www.mp3.com and also at www.prnewswire.com. For those unable to listen to the live broadcast, the call will be archived at www.mp3.com and at www.prnewswire.com until 6:00 p.m. PDT, August 29, 2001.

ABOUT MP3.com

MP3.com, Inc. has created a unique and robust technology infrastructure designed to facilitate the storage, management, promotion and delivery of digital music. As the Internet's premier Music Service Provider (MSP), the company is dedicated to giving consumers music when they want it and where they want it, using any web-enabled device. The company's web site hosts what MP3.com believes is the largest collection of digital music available on the Internet, with over one million song and audio files posted from more than 165,000 digital artists and record labels. Dedicated to growing the digital music space, the company's products and services include on-demand subscription music channels, an innovative business music services program, a syndicated radio program and others. Additionally, through the company's MSP technology initiative and its Music InterOperating System, MP3.com is partnering with a variety of forward-looking businesses to expand its digital music strategy. MP3.com's common stock is listed for trading on the Nasdaq National Market under the ticker symbol MPPP. MP3.com, My.MP3, Singleserving, PLuS, NetCD, Copyright Wizard and Station Shoutouts are trademarks or service marks of MP3.com. The company is based in San Diego, California. For more information on MP3.com, visit www.mp3.com.

NOTE CONCERNING PROXY MATERIALS

Vivendi Universal and MP3.com have filed a definitive proxy statement/prospectus and other documents regarding the proposed merger described in this document with the Securities and Exchange Commission. Investors and security holders are urged to read the definitive proxy statement/prospectus because it contains important information about Vivendi Universal and MP3.com and the proposed transaction. A definitive proxy statement/prospectus has been sent to security holders of MP3.com seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other comments filed by Vivendi Universal and MP3.com with the SEC at the SEC's web site at www.sec.gov.

MP3.com, Vivendi Universal and their respective directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of MP3.com stockholders to approve the proposed merger. Such individuals may have interests in the merger including as a result of holding options or shares of MP3.com stock. A detailed list of the names, affiliates and interests of the participants in the solicitation is contained in the definitive proxy statement that was filed by MP3.com with the SEC.

The definitive proxy statement/prospectus and other documents may also be obtained free of cost by directing a request to the following Investor Relations contacts:

Vivendi Universal, Investor Relations:
Paris:  Ariane de Lamaze, 011-33-1-71-71-1084
New York:  Eileen McLaughlin, 212-572-8961
For MP3.com Investor Relations:  Karen Silva, 858-623-7222

Statements in this press release that are not strictly historical are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements include references to expected growth in content and other metrics on the MP3.com web site; activities and events expected to occur in connection with the company's various business groups, products, services and technological initiatives; the company's proposed acquisition by Vivendi Universal; the company's MSP and Music IOS business activities and strategic partnerships; the company's anticipated expansion internationally; and activities related to copyright lawsuits and other legal proceedings. These statements involve a high degree of risk and uncertainty, are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include risks related to the company's various litigation proceedings, including but not limited to the risk that all such proceedings may not be resolved favorably for MP3.com; risks related to activities, events, benefits or specific synergies expected to occur in connection with Vivendi Universal's proposed acquisition of MP3.com including the risk that the required regulatory clearances or other closing conditions might not be timely obtained or satisfied; risks related to uncertainty regarding the projected growth of digital online music and related industries; risks related to uncertainty regarding the company's ability to build and sustain its technology, music and content infrastructure; risks related to the company's new and uncertain business model; risks related to uncertainty concerning expected growth or changes in MP3.com's online music metrics, including industry or company changes with regard to the calculation of such metrics; risks related to uncertainty regarding acceptance of the company's products and services, including market acceptance of My.MP3, Music IOS and related services; and risks related to the company's limited operating history and risks associated with the company's rapid growth. All of these risks and uncertainties referenced are more fully detailed from time to time in the company's reports to the Securities and Exchange Commission, including its report on Form 10-K for the year ended December 31, 2000 and any subsequent reports on Form 10-Q.

The accompanying condensed consolidated statements of operations and balance sheets are an integral part of this announcement.



                                      # # #

                                  MP3.com, INC.
           UNAUDITED CONSOLIDATED PRO FORMA STATEMENTS OF OPERATIONS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                FOR THE THREE MONTHS ENDED                  FOR THE SIX MONTHS ENDED
                                           -----------------------------------         -----------------------------------
                                           JUNE 30, 2001         JUNE 30, 2000         JUNE 30, 2001         JUNE 30, 2000
                                           -------------         -------------         -------------         -------------
Revenues                                   $     17,533          $     20,178          $     39,283          $     37,673

Cost of revenues                                  2,513                 3,812                 5,567                 7,568
                                           ------------          ------------          ------------          ------------
Gross profit                                     15,020                16,366                33,716                30,105

Operating expenses:

Selling and marketing                             6,893                11,961                17,384                22,380

Engineering and product
  development                                     5,259                 6,125                10,854                11,404
General and administrative                        4,730                 6,597                10,286                14,359

Amortization of deferred
  compensation and stock-based
  compensation                                      746                 1,934                 1,717                 6,336
                                           ------------          ------------          ------------          ------------
Total operating expenses                         17,628                26,617                40,241                54,479
                                           ------------          ------------          ------------          ------------
Operating loss                                   (2,608)              (10,251)               (6,525)              (24,374)

Interest income, net                              1,013                 5,016                 2,713                10,694
                                           ------------          ------------          ------------          ------------
Pro forma net loss                         $     (1,595)         $     (5,235)         $     (3,812)         $    (13,680)
                                           ============          ============          ============          ============

Pro forma net loss per share:

Basic and diluted loss per share           $      (0.02)         $      (0.08)         $      (0.06)         $      (0.21)
                                           ============          ============          ============          ============
Weighted avg. shares outstanding             67,381,000            65,384,000            67,185,000            65,430,000
                                           ============          ============          ============          ============

Note 1: Pro forma results for the quarters ended June 30, 2001 and 2000 are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of MP3.com, excluding the following:

        - During the three months ended June 30, 2001, amortization expense for certain prepaid multimedia royalty licenses of $1,689,000, representing the excess amount of straight line amortization over units of measure according to the financial terms of the license agreements. This charge would be included in cost of revenues.

        - During the three months ended June 30, 2001, amortization of goodwill related to our acquisition of the remaining 53.5% of MP3Radio.com L.L.C. from Cox Interactive Media, Inc. of $350,000. This amortization would be included in general and administrative.

        - During the three months ended June 30, 2001, a charge of $303,000 associated with legal costs related to insurance recovery. This charge would be included in general and administrative.

        - During the three months ended June 30, 2001, a charge for acquisition costs of $3,160,000 related to the proposed merger between MP3.com and Vivendi Universal. This charge would be included as an operating expense.

        - During the three months ended June 30, 2001, a charge of $3,270,000 related to the class action and derivative shareholder lawsuits. This charge would be included as an operating expense.

        - During the three months ended June 30, 2001, a charge of $1,200,000 for impairment of strategic investments. This charge would be included as a non-operating expense.

        - During the three months ended June 30, 2000, a charge of $150,000,000 for the estimated total costs related to the copyright issues associated with the My.MP3.com service including the lawsuits filed by major recording companies and other parties. Copyright issues also include, but are not limited to, publishing rights, non-major label content, and legal and advisory fees. This charge would be included as an operating expense.

        - During the three months ended June 30, 2000, a charge of $21,570,000 for impairment of strategic investments. This charge would be a non-operating expense.

        - During the three months ended June 30, 2000, non-operating minority interest losses in an unconsolidated subsidiary of $263,000.

Note 2: Pro forma results for the six months ended June 30, 2001 and 2000 are presented for informational purposes only and are not prepared in accordance with generally accepted accounting principles. These results present the operating results of MP3.com, excluding the following:

        - During the six months ended June 30, 2001, amortization expense for certain prepaid multimedia royalty licenses of $3,510,000, representing the excess amount of straight line amortization over units of measure according to the financial terms of the license agreements. This charge would be included in cost of revenues.

        - During the six months ended June 30, 2001, amortization of goodwill related to our acquisition of the remaining 53.5% of MP3Radio.com L.L.C. from Cox Interactive Media, Inc. of $1,012,000. This amortization would be included in general and administrative.

        - During the six months ended June 30, 2001, a charge of $303,000 associated with legal costs related to insurance recovery. This charge would be included in general and administrative.

        - During the six months ended June 30, 2001, a charge for acquisition costs of $3,160,000 related to the proposed merger between MP3.com and Vivendi Universal. This charge would be included as an operating expense.

        - During the six months ended June 30, 2001, a charge of $44,698,000 related to the class action and derivative shareholder lawsuits. This charge would be included as an operating expense.

        - During the six months ended June 30, 2001, a charge of $1,200,000 for impairment of strategic investments. This charge would be included as a non-operating expense.

        - During the six months ended June 30, 2000, employee related costs of $6,583,000 of which $6,030,000 is non-cash stock-based compensation associated with the acceleration of stock option vesting. All of these costs relate to selling and marketing.

        - During the six months ended June 30, 2000, a charge of $1,704,000 associated to acquisition-related costs related to the TransComputing International Corporation (d.b.a. seeUthere.com) pooling transaction, which was not completed. These costs would be included as an operating expense.

        - During the six months ended June 30, 2000, a charge of $150,000,000 for the estimated total costs related to the copyright issues associated with the My.MP3.com service including the lawsuits filed by major record companies and other parties. Copyright issues also include, but are not limited to, publishing rights, non-major label content, legal and advisory fees. This charge would be included as an operating expense.

        - During the six months ended June 30, 2000, a charge of $21,570,000 for impairment of strategic investments. This charge would be included as a non-operating expense.

        - During the six months ended June 30, 2000, non-operating minority interest losses in an unconsolidated subsidiary of $1,668,000.

                                  MP3.com, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     JUNE 30, 2001    DECEMBER 31, 2000
                                                     -------------    -----------------
                                                       (UNAUDITED)
Assets

Cash, cash equivalents & marketable
  securities                                            $ 76,805         $ 98,846
Restricted cash                                               --           30,000
Accounts and unbilled receivables, net                     5,720            6,430
Prepaid expenses and multimedia
  content royalties and other current
  assets                                                  24,038           19,829
                                                        --------         --------
       Total current assets                              106,563          155,105
Property and equipment, net                               17,431           20,270
Strategic investments, net                                10,210           11,410
Prepaid multimedia content royalties
  and marketing and promotion
  expenses and other assets                               47,553           51,814
                                                        --------         --------
       Total assets                                     $181,757         $238,599
                                                        ========         ========

Liabilities and stockholders' equity

Accounts payable, accrued litigation settlement
  costs and accrued expenses                            $ 59,436         $ 63,390
Deferred revenues                                          2,284            1,104
                                                        --------         --------
       Total current liabilities                          61,720           64,494
Other liabilities                                            456              389
Total stockholders' equity                               119,581          173,716
                                                        --------         --------
Total liabilities and stockholders' equity              $181,757         $238,599
                                                        ========         ========



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